Form 10KSB40/A, Exhibit 13
period 2000-12-31
CBCT BANCSHARES INC
filed 2001-04-03
CIK 1108933

EXHIBIT 13

                                  ANNUAL REPORT

--------------------------------------------------------------------------------

2000 ANNUAL REPORT

--------------------------------------------------------------------------------

[LOGO]

                              CBCT BANCSHARES, INC.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------

Letter to Shareholders.........................................................1
Selected Consolidated Financial Information....................................2
Management's Discussion and Analysis of Financial
    Condition and Results of Operations........................................4
Consolidated Financial Statements.............................................16
Stockholder Information.......................................................44
Corporate Information.........................................................45

To Our Valued Shareholders:

On behalf of the Board of Directors, the officers and staff, we are very pleased to present our first annual report of CBCT Bancshares, Inc., the holding company for Community Bank of Central Texas, ssb (Community Bank).

As you are aware, the year 2000 was monumental for Community Bank. The mutual to stock conversion completed in September 2000 was a landmark event for the bank. We are now a public institution owned by you, our shareholders. We sincerely appreciate your support as a shareholder.

Community Bank has a long, proud history of serving the mortgage and savings needs of the community of Smithville, Texas and its surrounding area. In the past few years, our focus has broadened. We are pleased to provide a full line of services to our customers from checking accounts to savings accounts to certificates of deposit. We also offer loans for all purposes in addition to mortgage loans. We also want to remind you that the bank offers non-deposit products through Investment Professionals, Inc., located right here in our lobby.

We added several new products for our customers in the year 2000. A new ATM/Pulse machine was installed in front of the bank right on Main Street. We also added 24 hour telephone voice response banking. Customers can call 24 hours a day, 7 days a week to check deposit balances, transfer money, make loan payments, and more. We also added imaged statements on our checking account for ease and convenience.

The financial service industry continues to change and evolve and we are committed to move with it, while continuing to provide friendly, customer service. With your support, we look forward to meeting the challenges that lay ahead.

Sincerely,


Brad M. Hurta
President and Chief Executive Officer

      Selected Consolidated Financial Information

      The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31 is derived from our audited consolidated financial statements.The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

                                                            At December 31,
                                                   --------------------------------
                                                     2000        1999        1998
                                                   --------    --------    --------
                                                        (Dollars in Thousands)
Selected Financial Condition Data:
   Total assets                                    $ 38,798    $ 42,833    $ 39,829
   Loans receivable, net                             22,180      21,693      20,890
   Securities available for sale, at fair value:
      Mortgage-backed securities                      2,279      15,898       7,031
      Other securities                                3,808         379         445
   Securities to be held to maturity, at cost:
      Mortgage-backed securities                      2,656          --       5,838
      Other securities                                2,991          --         175
   Deposits                                          27,585      32,354      32,138
   Federal Home Loan Bank borrowings                  5,438       7,392       4,000
   Total equity                                       5,359       2,999       3,343

                                                        Years Ended December 31,
                                                   --------------------------------
                                                     2000        1999        1998
                                                   --------    --------    --------
                                                       (Dollars in Thousands)
Selected Operations Data:
   Interest and dividend income                    $  2,975    $  3,050    $  2,589
   Interest expense                                  (1,626)     (1,902)     (1,560)
                                                   --------    --------    --------
      Net interest income                             1,349       1,148       1,029
   Provision for loan losses                            (34)         --          --
                                                   --------    --------    --------
      Net interest income after loan losses           1,315       1,148       1,029
                                                   --------    --------    --------

   Other operating income:
      Service charges and fees                          177         113          83
      Net securities gains (losses)                    (864)         76          30
      Net gains on sales of loans                        18          51          51
      Gain on sale of other real estate owned            --          --          --
                                                   --------    --------    --------
        Total other operating income (loss)            (669)        240         164
                                                   --------    --------    --------

   Other operating expenses:
      Compensation and benefits                        (553)       (454)       (349)
      Occupancy and equipment expense                  (149)       (183)       (138)
      Other operating expenses                         (536)       (512)       (403)
                                                   --------    --------    --------
         Total other operating expenses              (1,238)     (1,149)       (890)
                                                   --------    --------    --------

         Income (loss) before income taxes             (592)        239         303

   Income tax (expense) benefit                         246         (71)        (91)
                                                   --------    --------    --------

      Net income (loss)                            $   (346)   $    168    $    212
                                                   ========    ========    ========

                                                      Years Ended December 31,
                                                     ----------------------------
                                                     2000        1999       1998
                                                     -----       -----      -----
Key Operating Ratios and Other Data:
Performance ratios:
   Return on assets (1)                              (0.87)%      0.39%      0.60%
   Return on equity (2)                              (9.00)%      5.29%      6.69%
   Net interest margin (3)                            3.55%       2.79%      3.11%
   Operating expense divided by average assets        3.10%       2.65%      2.52%

   Average interest-earning assets divided by
     average interest-bearing liabilities              108%        104%       106%

Quality ratios:
   Non-performing assets divided by total assets      0.03%       0.16%      0.29%
   Allowance for loan losses to
     non-performing loans                             1900%        293%       174%
   Allowance for loan losses to gross loans           1.02%       0.91%      0.86%

Capital ratios:
   Equity to total assets at end of period           13.81%       7.00%      8.39%
   Average equity to average assets                   9.62%       7.33%      9.01%
   Tier 1 risk-based capital ratio                   26.30%      15.00%     16.70%
   Total risk-based capital ratio                    28.30%      15.90%     18.70%

Other data:
   Number of full service offices                        1           1          1

----------
(1)   Ratio of net income (loss) to average total assets
(2)   Ratio of net income (loss) to average equity
(3)   Net interest income divided by average earning assets

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The following discussion is intended to assist in understanding the financial condition and results of operations of CBCT Bancshares, Inc. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements and the other sections contained in the prospectus.

      CBCT Bancshares' results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Community Bank's results of operations also are affected by the level of its noninterest income and expenses and income tax expense.

      On September 29, 2000 Community Bank of Central Texas completed its conversion from the mutual to the stock form of organization. In connection with the conversion, CBCT Bancshares issued 281,031 shares to the public for total gross proceeds of $2.81 million and became the holding company for Community Bank.

Forward-Looking Statements

      This report contains forward-looking statements which are based on assumptions and describe future plans, strategies and expectations of CBCT Bancshares and Community Bank. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

Asset and Liability Management and Market Risk

      Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. As of December 31, 2000, our one-year cumulative interest rate sensitivity gap as a percentage of total assets was a negative 37.10%, which generally means if interest rates rise, our net interest income could be reduced because interest paid on interest-bearing liabilities, including deposits and borrowings, could increase more quickly than interest received on interest-earning assets, including loans and mortgage-backed and investment securities. In addition, rising interest rates may hurt our income because they may reduce the demand for loans and the value of our mortgage-related and investment securities. In the alternative, if interest rates decrease, our net interest income would increase.

      How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring this risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

      In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we have adopted investment/asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of CBCT Bancshares which are implemented by the investment/asset and liability management committee. The investment/asset and liability management committee is chaired by Mike Maney and is comprised of members of our board of directors and senior management.

      The purpose of the investment/asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The investment/asset and liability management committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.

      The investment/asset and liability management committee generally meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The investment/asset and liability management committee recommends appropriate strategy changes based on this review. The President or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

      In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

      o originating adjustable rate mortgage loans and commercial business loans,

      o     originating shorter-term consumer loans,

      o     managing our deposits to establish stable deposit relationships,

      o acquiring longer-term borrowings at fixed interest rates, when appropriate, to offset the negative impact of longer-term fixed rate loans in our loan portfolio, and

      o selling to the secondary market fixed-rate residential loans originated by us.

      At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the investment/asset and liability management committee may determine to increase our interest rate risk position in order to maintain our net interest margin. In the future, we intend to increase our emphasis on the origination of relatively short-term and/or adjustable rate loans.

      During the year ended December 31, 2000, in order to improve our interest rate risk position, we sold most of our existing investment securities portfolio. This was the primary reason for our significant improvement in our one-year cumulative interest rate sensitivity gap, from a negative 46.03% at December 31, 1999 to a negative 37.10 % at December 31, 2000. It also increased our flexibility to invest in other assets, including investment securities and loans, at current yields and shorter terms to maturity. The reinvestment of the proceeds from the sale of the securities was used to purchase additional securities with cash flows and maturities that matched, to the extent possible, our FHLB advances.

      The investment/asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Community Bank.

      The following table presents the contractual maturities and repricing data of CBCT Bancshares' interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of December 31, 2000. It gives an indication of our interest rate sensitivity position and it is used by management in conjunction with other reports to determine plans and strategies for managing our interest rate risk. The gap report does have limitations. For example, all savings, NOW, and money market deposit accounts are shown as maturing within the 90 day to one year timeframe. In reality, these deposits are relatively stable and do not turn over or reprice as frequently as the static gap report suggests. In addition, no prepayment assumptions have been made with regard to interest-earning assets.

                                                            Rate Sensitive               Not Rate
                                                 ---------------------------------       Sensitive
                                                  Within       90 days      1 to 3       Over
                                                 90 days      to 1 Year      Years       3 Years    Total
                                                 --------     --------     --------     --------   --------
                                                                    (Dollars in Thousands)
Interest-Earning Assets:
   Deposits in banks                             $  2,146     $     --     $     --     $     --   $  2,146
   Investment securities                            1,000           35        1,655        9,044     11,734
   Loans                                              982        5,720        4,543       11,651     22,896
   Other interest-earning assets                      121           --           --          513        634
                                                 --------     --------     --------     --------   --------

   Total interest-earning assets                    4,249        5,755        6,198     $ 21,208   $ 37,410
                                                 --------     --------     --------     ========   ========

Interest-Bearing Liabilities:
   Passbook savings accounts                           --        1,537           --     $     --   $  1,537
   NOW and money market accounts                       --        4,923           --           --      4,923
   Time deposit accounts                            5,051        9,879        5,010          478     20,418
   Federal Home Loan Bank advances                  1,247        1,760        2,431           --      5,438
                                                 --------     --------     --------     --------   --------

   Total interest-bearing liabilities               6,298       18,099        7,441     $    478   $ 32,316
                                                 --------     --------     --------     ========   ========

Interest sensitivity gap                         $ (2,049)    $(12,344)    $ (1,243)
                                                 ========     ========     ========

Cumulative gap                                   $ (2,049)    $(14,393)    $(15,636)
                                                 ========     ========     ========

Ratio of interest-earning assets to
   interest-bearing liabilities                    (67.47)%     (31.80)%     (83.30)%
                                                   ======       ======       ======

Cumulative gap as a percentage of total assets      (5.28)%     (37.10)%     (40.30)%
                                                    =====       ======       ======

      As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Changes in Financial Condition from December 31, 1999 to December 31, 2000

General. Our total assets decreased by $4.0 million or 9.42% to $38.8 million at December 31, 2000 compared to $42.8 million at December 31, 1999. The decrease was primarily due to a $4.6 million or 28.2% decrease in securities. Our total liabilities decreased by $6.4 million, or 16.0% to $33.4 million at December 31, 2000 compared to $39.8 million at December 31, 1999. This decrease was primarily due to a $4.8 million or 14.7% decrease in deposits and a $2.0 million or 26.4% decrease in Federal Home Loan Bank borrowings. This decrease was partially offset by a $2.4 million increase in equity, due to the capital raised in the conversion.

Loans. Our net loan portfolio increased from $21.7 million at December 31, 1999 to $22.2 million at December 31, 2000. The increase in the loan portfolio over this time period was due to increased loan demand caused by our continuing efforts to expand Community Bank's commercial and consumer lending.

Securities. Our total securities portfolio decreased from $16.3 million at December 31, 1999 to $11.7 million at December 31, 2000. The decrease was primarily due to the one time liquidation of our entire portfolio in March of 2000. A good portion of the funds available from the liquidation were not reinvested in order to fund a planned deposit runoff and to pay down Federal Home Loan Bank advances.

Liabilities. Our total liabilities decreased $6.4 million or 16.0% to $33.4 million at December 31, 2000 compared to $39.83 million at December 31, 1999. This decrease was primarily due to a $4.9 million decrease in certificates of deposit and a $2.0 million reduction in Federal Home Loan Bank advances. The decrease in certificates of deposit was due to the bank determining not to offer above market rates on these deposits.

Equity. Total equity increased $2.4 million or 78.7% from $3.0 million at December 31, 1999 to $5.4 million at December 31, 2000. The substantial increase was due to the net effect of a capital infusion as a result of the proceeds raised from the bank converting from a mutual institution to a stock institution in September of 2000.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                           Years Ended December 31,
                                             ----------------------------------------------------------------------------------
                                                         2000                        1999                        1998
                                             --------------------------  --------------------------  --------------------------
                                                       Interest                    Interest                    Interest
                                             Average   Earned/   Yield/  Average   Earned/   Yield/  Average   Earned/   Yield/
                                             Balance     Paid    Rate    Balance    Paid     Rate    Balance    Paid     Rate
                                             -------   --------  -----   -------   --------  -----   -------   --------  ------
                                                                            (Dollars in Thousands)
Interest-Earning Assets:
   Deposits in banks                         $ 3,224   $   205   6.36%   $ 2,633   $   131   4.98%   $ 2,537   $   146   5.75%
   Investment securities                      10,401       722   6.94     16,505     1,011   6.13      8,752       524   5.99
   Loans                                      23,854     2,008   8.42     21,500     1,878   8.73     21,322     1,889   8.86
   Other interest-earning assets                 510        40   7.84        544        30   5.51                        6.07
                                             -------   -------   ----    -------   -------   ----    -------   -------   ----

   Total interest-earning assets              37,989     2,975   7.83     41,182     3,050   7.41     33,105     2,589   7.82
                                                       -------   ----              -------   ----              -------   ----

Noninterest-earning assets                     1,964                       2,130                       2,228
                                             -------                     -------                     -------

   Total assets                              $39,953                     $43,312                     $35,333
                                             =======                     =======                     =======

Interest-Bearing Liabilities:
   Passbook savings accounts                 $ 1,648   $    45   2.73    $ 1,520   $    41   2.70    $ 1,241   $    34   2.74
   NOW and money market accounts               4,745       124   2.61      5,015       133   2.65      4,091       113   2.76
   Time deposit accounts                      22,394     1,128   5.04     26,305     1,368   5.20     25,662     1,398   5.48
   Federal Home Loan Bank advances             6,314       329   5.21      6,716       360   5.36        296        15   5.07
                                             -------   -------   ----    -------   -------   ----    -------   -------   ----

   Total interest-bearing liabilities         35,101     1,626   4.63     39,556     1,902   4.81     31,290     1,560   4.99
                                                       -------   ----              -------   ----              -------   ----

Noninterest-bearing liabilities and equity     4,852                       3,756                       4,043
                                               -----                       -----                       -----

   Total liabilities and equity              $39,953                     $43,312                     $35,333
                                             =======                     =======                     =======

Net interest income                                    $ 1,349                     $ 1,148                     $ 1,029
                                                       =======                     =======                     =======

Net interest spread(1)                                           3.20%                       2.60%                       2.83%
                                                                 ====                        ====                        ====

Net interest margin(2)                                           3.55%                       2.79%                       3.11%
                                                                 ====                        ====                        ====

----------
(1) The net interest spread is the difference between the average rate on interest-earning assets and interest-bearing liabilities.
(2) The net interest margin is net interest income divided by average earning assets.

Rate/Volume Analysis

      The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                      Year Ended December 31,          Years Ended December 31,
                                          2000 vs. 1999                     1999 vs. 1998
                                  -------------------------------  -------------------------------
                                  Increase (decrease)              Increase (decrease)
                                         due to           Total          due to           Total
                                  -------------------   Increase   -------------------  Increase
                                   Volume      Rate    (Decrease)   Volume     Rate    (Decrease)
                                  -------     -------  ---------   -------    -------- ----------
                                                      (Dollars in Thousands)
Interest income:
Deposits in banks                  $   29     $   45     $   74     $    6    $  (21)    $  (15)
Investment securities                (374)        85       (289)       464        23        487
Loans                                 205        (75)       130         16       (27)       (11)
Other earning assets                   (2)        12         10          3        (3)        --
                                   ------     ------     ------     ------    ------     ------

  Total interest income              (142)        67        (75)       489       (28)       461
                                   ------     ------     ------     ------    ------     ------

Interest expense:
Savings accounts                        3          1          4          7        --          7
NOW and money market accounts          (7)        (2)        (9)        26        (6)        20
Time deposit accounts                (203)       (37)      (240)        35       (65)       (30)
Federal Home Loan Bank advances       (22)        (9)       (31)       326        19        345
                                   ------     ------     ------     ------    ------     ------

  Total interest expense             (229)       (47)      (276)       394       (52)       342
                                   ------     ------     ------     ------    ------     ------

Net interest income                $   87     $  114     $  201     $   95    $   24     $  119
                                   ======     ======     ======     ======    ======     ======

      The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings and borrowings and the resultant interest rate spreads at December 31, 2000.

                                                           At December 31,
                                                               2000
                                                       ----------------------
                                                       (Dollars in Thousands)

               Weighted average yield on:
                  Deposits in banks ....................       6.34%
                  Investment securities ................       6.53
                  Loans ................................       8.58
                  FHLB stock ...........................       6.67

                  Combined weighted average yield on
                    interest-earning assets ............       7.80

               Weighted average rate paid on:
                  Savings accounts .....................       2.66
                  NOW and money market accounts ........       2.57
                  Time deposit accounts ................       5.16
                  Federal Home Loan Bank advances ......       5.47

                  Combined weighted average rate paid on
                    interest-bearing liabilities .......       4.60

               Spread ..................................       3.20

Comparison of Results of Operations for the Years Ended December 31, 1999 and
2000

General. We reported a net loss of $346,000 for the year ended December 31, 2000 and $168,000 for the year ended December 31, 1999.

Net Interest Income. Net interest income increased $201,000 or 17.5% to $1.3 million at December 31, 2000 compared to $1.1 million at December 31, 1999. The net increase was primarily due to a large decrease in interest expense which more than offset a slight decrease in interest income from 1999 to 2000. Our interest rate spread increased to 3.20% for 2000 compared to 2.60% for 1999. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities increased to 108% for 2000 compared to 104% for 1999.

Interest Income. The slight decrease in interest income was primarily due to a decrease in average interest-earning assets. The sale of our securities, and the use of proceeds from these sales to fund the planned reduction in certificates of deposit and to pay down Federal Home Loan Bank advances was the primary reason for the decrease. Interest income on securities decreased by $292,000 from $1.0 million for 1999 to $719,000 for 2000. The average yield earned on our interest-earning assets increased from 7.41% in 1999 to 7.83% in 2000.

Interest Expense. The decrease in interest expense during the year ended December 31, 2000 was primarily due to the decrease of $4.9 million or 19% in certificates of deposit and the decrease of $2.0 million or 26.4% in Federal Home Loan Bank borrowings. In addition, the average rate paid on interest-bearing liabilities decreased from 4.81% in 1999 to 4.62% in 2000 due to a decrease in market rates of interest and as part of management's strategy to reduce higher paying certificates of deposit.

Provision for loan losses. The provision for loan losses for the year 2000 was $34,000. There was no provision for loan losses in the year 1999. At December 31, 2000, the ratio of our allowance for loan losses to total loans was 1.02% and the ratio of our allowance for loan losses to non-performing loans was 1900%. The amount of the provision is influenced by current economic conditions, actual loss experience, industry trends and other factors.

Noninterest Income. Noninterest income, net of securities gains and losses, increased from $164,000 in 1999 to $195,000 in 2000. The increase was primarily attributed to an increase in fees and service charges on deposit accounts resulting from an increase in the number of demand deposit accounts from 711 accounts in 1999 to 903 accounts in 2000 and an increase in fees charged on such accounts. A loss on sale of securities of $864,000 was reported for 2000 while a gain on sale of securities of $76,000 was reported for 1999. The loss for 2000 was attributed to the liquidation of the entire securities portfolio in March of 2000.

Noninterest Expenses. Noninterest expenses increased $89,000 or 7.8% to $1.2 million for the year ended December 31, 2000 compared to $1.1 million for the year ended December 31, 1999. This increase was primarily attributed to a $99,000 or 21.8% increase in compensation and benefits and a $24,000 or 4.70% increase in other expenses. This was partially offset by a decrease in occupancy and equipment expense of $34,000 or 18.6%.

Comparison of Results of Operations for the Years Ended December 31, 1998 and
1999

      General. We reported net income of $168,000 for the year ended December 31, 1999 and $212,000 for the year ended December 31, 1998.

      Net Interest Income. Net interest income increased $119,000 or 11.6% to $1.1 million for 1999 compared to 1998, reflecting a $461,000 or 17.8% increase in interest income, partially offset by a $342,000 or 21.9% increase in interest expense. Our interest rate spread decreased to 2.60% for 1999 compared to 2.83% for 1998. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 104% for 1999 compared to 106% for 1998.

      Interest Income. The increase in interest income during the year ended December 31, 1999 was primarily due to an increase in the average balance of interest-earning assets offset by a lower yield. The average balance of the securities portfolio increased $7.8 million or 88.6% to $16.5 million for 1999 due to the shift of assets from short term money funds to investment securities and the purchase of securities partially match-funded by Federal Home Loan Bank advances to increase income. The average yield earned on our interest-earning assets decreased from 7.82% in 1998 to 7.41% in 1999, primarily due to a general decrease in market rates of interest.

      Interest Expense. The increase in interest expense during the year ended December 31, 1999 was primarily due to the increase of $6.4 million or 246.9% in the average balance of Federal Home Loan Bank advances, primarily to fund the increase in securities and, to a lesser extent, loan growth. The average rate paid on interest-bearing liabilities decreased from 4.99% in 1998 to 4.81% in 1999, due to a general decrease in market rates of interest, partially offset by an increase in the average rate paid on advances from 5.07% in 1998 to 5.36% in 1999.

      Provision for Loan Losses. For the years ended December 31, 1999 and 1998, there was no provision for loan losses. At December 31, 1999, the ratio of our allowance for loan losses to non-performing loans was 293%, and the ratio of our allowance for loan losses to total loans was 0.91%.

      Other Operating Income. Other operating income amounted to $240,000 and $164,000 for the years ended December 31, 1999 and 1998, respectively. The increase consisted primarily of a $76,000 net gain from the sale of securities in 1999 compared to a $30,000 net gain in 1998, as well as a $30,000 increase in service charges and other income. The increase in service charges and other income was primarily due to an increase in rental income from third party brokerage activity.

      Other Operating Expenses. Other operating expenses increased $259,000 or 29.1% to $1.1 million for the year ended December 31, 1999 compared to $890,000 for the year ended December 31, 1998. This increase was primarily due to a $105,000 or 30.1% increase in compensation and benefits, a $45,000 or 32.6% increase in occupancy and equipment costs and a $109,000 or 27.0% increase in other expenses. These increases resulted principally as a result of increased staffing, occupancy and other expenses related to a proposed new branch, which opened only as a loan production office and was subsequently closed. Approximately $50,000 was also related to Year 2000 expenses.

Liquidity and Commitments

      We are required to maintain minimum levels of investments that qualify as liquid assets under government regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At December 31, 2000, our regulatory liquidity ratio, which is our liquid assets as a percentage of deposits and current borrowings, was 45.53%.

      CBCT Bancshares' liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities and sales of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and to enhance our interest rate risk management.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. On a longer term basis, we maintain a strategy of investing in our various lending products. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At December 31, 2000, the total approved loan origination commitments outstanding amounted to $1.3 million. At the same date, the unadvanced portion of construction loans was $446,000. There were no outstanding letters of credit at December 31, 2000. Time deposits scheduled to mature in one year or less at December 31, 2000, totaled $14.9 million. Investment and mortgage-backed securities scheduled to mature in less than one year at December 31, 2000 totaled $1.0 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Community Bank. Community Bank anticipates that we will continue to have sufficient funds, through deposits and borrowings, to meet its current commitments.

Capital

      Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $5.4 million at December 31, 2000, or 13.81% of total assets on that date. As of December 31, 2000, we exceeded all capital requirements of the FDIC and the Texas Savings and Loan Department. Our regulatory capital ratios at December 31, 2000 were as follows: core capital 12.50%; Tier I risk-based capital, 26.30%; and total risk-based capital, 28.30%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

      The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

      The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

                          Independent Auditors' Report

To the Board of Directors
CBCT Bancshares, Inc.
Smithville, Texas

We have audited the accompanying consolidated balance sheets of CBCT Bancshares, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Community Bank of Central Texas and Subsidiary for the year ended December 31, 1998 was audited by other auditors whose report, dated February 19, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBCT Bancshares, Inc. as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


Certified Public Accountants
San Antonio, Texas
January 11, 2001

                              CBCT Bancshares, Inc.

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999

                             (Dollars in Thousands)

                                     Assets
                                                           2000          1999
                                                         --------      --------

Cash and cash equivalents:
  Cash and noninterest bearing due from banks            $    213      $    561
  Interest-bearing due from banks                           2,146         1,692
                                                         --------      --------

    Total cash and cash equivalents                         2,359         2,253

Securities available for sale                               6,087        16,277
Securities to be held to maturity (fair value
  of $5,687 in 2000)                                        5,647            --
Federal Home Loan Bank stock - at cost                        513           497
Loans held for sale                                           121           363
Loans - net allowance for loan losses of
  $228 ($199 in 1999)                                      22,180        21,693
Bank premises and equipment - net                           1,271         1,355
Accrued interest receivable                                   291           253
Prepaid expenses and other assets                             329           142
                                                         --------      --------

                                                         $ 38,798      $ 42,833
                                                         ========      ========

                      Liabilities and Stockholders' Equity

Liabilities
Deposits:
  Noninterest bearing                                    $    707      $    377
  Interest bearing                                         26,878        31,977
                                                         --------      --------

    Total deposits                                         27,585        32,354

Advances from borrowers for taxes and insurance                57            47
Advances from Federal Home Loan Bank                        5,438         7,392
Accrued interest payable and other liabilities                359            41
                                                         --------      --------

        Total liabilities                                  33,439        39,834
                                                         --------      --------

Stockholders' Equity
Preferred stock - $.01 par value; 1,000,000
  shares authorized; none issued or
  outstanding in 2000 or 1999                                  --            --
Common stock - $.01 par value; 4,000,000 shares
  authorized; 281,031 shares issued and
  outstanding in 2000; none issued or
  outstanding in 1999                                           3            --
Surplus                                                     2,383           N/A
Retained earnings                                           2,868         3,214
Unallocated ESOP shares                                      (199)           --
Accumulated other comprehensive income (loss)                 304          (215)
                                                         --------      --------

        Total stockholders' equity                          5,359         2,999
                                                         --------      --------

                                                         $ 38,798      $ 42,833
                                                         ========      ========

Notes to consolidated financial statements form an integral part of these statements.

                              CBCT Bancshares, Inc.

                           Consolidated Statement of Income

                  Years Ended December 31, 2000, 1999, and 1998

                             (Dollars in Thousands)

                                                    2000       1999       1998
                                                  -------    -------    -------

Interest and dividend income:
  Interest and fees on loans                      $ 2,008    $ 1,878    $ 1,889
  Debt securities:
    Taxable                                           712      1,002        513
    Tax-exempt                                          7          9         11
Interest on deposits in banks                         205        131        146
Dividends                                              43         30         30
                                                  -------    -------    -------

      Total interest and dividend income            2,975      3,050      2,589
                                                  -------    -------    -------

Interest expense:
  Deposits                                          1,297      1,542      1,545
  Federal Home Loan Bank advances                     329        360         15
                                                  -------    -------    -------

      Total interest expense                        1,626      1,902      1,560
                                                  -------    -------    -------

      Net interest income                           1,349      1,148      1,029

Provision for loan losses                              34         --         --
                                                  -------    -------    -------

      Net interest income after provision
       for loan losses                              1,315      1,148      1,029
                                                  -------    -------    -------

Noninterest income (loss):
  Service charges and other income                    177        113         83
  Net gains on sales of loans                          18         51         51
  Net gains (losses) on sales of securities          (864)        76         30
                                                  -------    -------    -------

      Total noninterest income (loss)                (669)       240        164
                                                  -------    -------    -------

Noninterest expenses:
  Salaries and employee benefits                      553        454        349
  Occupancy and equipment expenses                    149        183        138
  Other operating expenses                            536        512        403
                                                  -------    -------    -------

      Total noninterest expenses                    1,238      1,149        890
                                                  -------    -------    -------

      Income (loss) before income taxes              (592)       239        303

Income tax benefit (expense)                          246        (71)       (91)
                                                  -------    -------    -------

      Net income (loss)                           $  (346)   $   168    $   212
                                                  =======    =======    =======

Basic earnings (loss) per share                   $ (1.34)   $   N/A    $   N/A
                                                  =======    =======    =======

Notes to consolidated financial statements form an integral part of these statements.

                              CBCT Bancshares, Inc.

           Consolidated Statements of Changes in Stockholders' Equity

                  Years Ended December 31, 2000, 1999, and 1998

                                 (In Thousands)

                                                                                                            Accumulated
                                                                                              Unallocated     Other
                                                                Common             Retained       ESOP     Comprehensive
                                                                Stock    Surplus   Earnings      Shares    Income (Loss)    Total
                                                               -------   -------   -------      -------       -------      -------
Balance at January 1, 1998                                     $    --   $    --   $ 2,834      $    --       $   193      $ 3,027

Comprehensive income:
 Net income - year ended December 31, 1998                          --        --       212           --            --          212
 Change in net unrealized gain on securities available for
 sale, net of reclassification adjustment and tax effect            --        --        --           --           104          104
                                                                                                                           -------

 Total comprehensive income                                                                                                    316
                                                               -------   -------   -------      -------       -------      -------

Balance at December 31, 1998                                        --        --     3,046           --           297        3,343

Comprehensive income (loss):
 Net income - year ended December 31, 1999                          --        --       168           --            --          168
 Change in net unrealized loss on securities available for
 sale, net of reclassification adjustment and tax effect            --        --        --           --          (512)        (512)
                                                                                                                           -------

 Total comprehensive loss                                                                                                     (344)
                                                               -------   -------   -------      -------       -------      -------

Balance at December 31, 1999                                        --        --     3,214           --          (215)       2,999

Sale of stock - net of expenses                                      3     2,383        --         (225)           --        2,161

ESOP shares released                                                --        --        --           26            --           26

Comprehensive income:
 Net loss - year ended December 31, 2000                            --        --      (346)          --            --         (346)
 Change in net unrealized loss on securities available for
 sale, net of reclassification adjustment and tax effect            --        --        --           --           519          519
                                                                                                                           -------

 Total comprehensive income                                         --        --        --           --            --          173
                                                               -------   -------   -------      -------       -------      -------

Balance at December 31, 2000                                   $     3   $ 2,383   $ 2,868      $  (199)      $   304      $ 5,359
                                                               =======   =======   =======      =======       =======      =======

Notes to consolidated financial statements form an integral part of these statements.

                              CBCT Bancshares, Inc.

                      Consolidated Statements of Cash Flows

                  Years Ended December 31, 2000, 1999, and 1998

                                 (In Thousands)

                Increase (Decrease) in Cash and Cash Equivalents

                                                         2000        1999        1998
                                                       --------    --------    --------
Cash Flows From Operating Activities
Net income (loss)                                      $   (346)   $    168    $    212
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                            26         107          77
    Net (gains) losses on sales of securities               864         (76)        (30)
    Provision for loan losses                                34          --          --
    Deferred income taxes                                   (87)         12          (1)
    Federal Home Loan Bank stock dividends                  (17)        (26)        (27)
    Net change in:
      Loans held for sale                                   242         (14)       (341)
      Accrued interest receivable, prepaid expenses,
        and other assets                                   (137)        (80)         (1)
      Accrued interest payable and other liabilities         51         (35)        (29)
      Other - net                                            38           2         (50)
                                                       --------    --------    --------

        Net cash provided by (used in)
          operating activities                              668          58        (190)
                                                       --------    --------    --------

Cash Flows From Investing Activities
Net change in interest-bearing deposits in banks             --          --         500
Activity in available-for-sale securities:
  Sales                                                  15,201       1,868         225
  Maturities and prepayments                                482       2,218         567
  Purchases                                              (5,553)     (4,227)     (5,299)
Activity in held-to-maturity securities:
  Maturities and prepayments                                507       1,465       1,724
  Purchases                                              (6,140)     (4,854)       (994)
  Loan originations and collections - net                  (521)       (785)        490
Capital expenditures                                        (30)        (48)       (354)
Proceeds from sale of assets                                 29          --          --
                                                       --------    --------    --------

        Net cash provided by (used in)
          investing activities                            3,975      (4,363)     (3,141)
                                                       --------    --------    --------

Notes to consolidated financial statements form an integral part of these statements.

                              CBCT Bancshares, Inc.

                      Consolidated Statements of Cash Flows

                  Years Ended December 31, 2000, 1999, and 1998

                                 (In Thousands)

                                   (Continued)

                Increase (Decrease) in Cash and Cash Equivalents

                                                        2000       1999       1998
                                                      -------    -------    -------
Cash Flows From Financing Activities
Net change in deposits                                $(4,769)   $   216    $ 1,917
Proceeds of Federal Home Loan Bank advances               500      4,000      4,000
Repayment of Federal Home Loan Bank advances           (2,454)      (608)        --
Sale of stock                                           2,611         --         --
Costs of stock issuance                                  (425)        --         --
Other - net                                                --         --         (7)
                                                      -------    -------    -------

      Net cash provided by (used in)
            financing activities                       (4,537)     3,608      5,910
                                                      -------    -------    -------

      Net increase (decrease) in cash
            and cash equivalents                          106       (697)     2,579

Cash and cash equivalents at beginning of year          2,253      2,950        371
                                                      -------    -------    -------

Cash and cash equivalents at end of year              $ 2,359    $ 2,253    $ 2,950
                                                      =======    =======    =======

                         Schedules of Other Cash Flow Information

Interest paid on deposits and borrowed funds          $ 1,616    $ 1,882    $ 1,545
                                                      =======    =======    =======

Income taxes paid (refunded)                          $   (69)   $   119    $   129
                                                      =======    =======    =======


                                       20A

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Change in Reporting Entity

In December 1999, the Board of Directors of Community Bank of Central Texas
(Bank) adopted a Plan of Conversion to convert from a mutual state savings bank to a capital stock state savings bank. The conversion was accomplished through the formation of CBCT Bancshares, Inc. (Company) and the sale of the Company's common stock to the public on September 25, 2000. The conversion was accounted for similar to a pooling of interests, whereby the assets, liabilities, and equity of the Bank were transferred to the new entity at book value.

The offering of the Company's common stock was conducted whereby the shares were offered to eligible account holders of the Bank, the CBCT Bancshares, Inc. Employee Stock Ownership Plan (ESOP), supplemental eligible account holders, and other members of the Bank.

The Company issued 281,031 shares on September 25, 2000 at the offering price of $10 per share of gross proceeds of approximately $2.8 million. The Company received approximately $2.5 million in cash proceeds and a $224,820 note receivable from the ESOP for the purchase of the shares. Expenses of the stock offering were deducted from the gross proceeds.

General

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of other real estate owned and deferred tax assets.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Following is a summary of the Company's more significant accounting and reporting policies:

Comprehensive Income

The Bank adopted SFAS No. 130, Reporting Comprehensive Income, as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, and gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Bank's net income or equity.

Consolidation

The consolidated financial statements include the accounts of the Company and Bank and its wholly-owned subsidiary, Central State Service Corporation. Central State Service Corporation was formed to engage in securities brokerage activities through a third party. Effective in December 1998, these activities were transferred to the Bank's accounts and the subsidiary became inactive. All significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company through the Bank provides a variety of financial services to individuals and small businesses through its office in Smithville, Texas. Its primary deposit products are savings and term certificate accounts, and its primary lending products are residential mortgage loans, commercial real estate loans, and consumer installment loans.

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located in Bastrop County, Texas and surrounding counties. Note 2 discusses the types of securities in which the Bank invests. Note 3 discusses the types of lending in which the Bank engages. The Bank does not have any significant concentrations to any one industry or customer.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Securities

The Bank's investments in securities are classified in three categories and accounted for as follows:

o Trading Securities. Government bonds held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Bank's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Bank did not have any securities classified as trading during 2000 or 1999.

o Securities to Be Held to Maturity. Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method over the period to maturity.

o Securities Available for Sale. Securities available for sale are recorded at fair value and consist of bonds, notes, and debentures not classified as trading securities nor as securities to be held to maturity. Unrealized holding gains and losses on securities available for sale are excluded from earnings and reported in other comprehensive income, net of tax effect. Gains and losses on the sale of securities available for sale are determined using the specific-identification method and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Bank Premises and Equipment

Land is carried at cost. Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 3 to 30 years.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Pension Costs and Postretirement Benefits

Pension costs under the Bank's 401(k) plan are charged to salaries and employee benefits expense and are funded as accrued.

The Bank does not have any postretirement benefit obligations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and noninterest and interest bearing due from banks.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit under mortgage, construction, and consumer line of credit loans. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company nor the Bank does not utilize derivative financial instruments as part of its asset/liability management.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Upon completion of a transfer of financial asset, the Bank continues to carry on its balance sheet any retained interests in the transferred asset, including servicing assets. Allocation of carrying amount between the assets sold and retained is based on their fair values at the date of transfer.

Transfers recorded as sales result in the asset being derecoginzed from the balance sheet. Gain or loss on the sale is recognized in current earnings based on the proceeds of the sale, which can include cash and other assets measured at their fair values at the date of receipt.

Reclassifications

Certain amounts have been reclassified from prior presentations at December 31, 1999 and 1998 to conform to classifications at December 31, 2000. There is no effect on previously reported net income or equity.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

2. Investment Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows (dollars in thousands):

                                                 December 31, 2000
                                  -------------------------------------------------
                                                 Gross        Gross     Approximate
                                  Amortized   Unrealized   Unrealized      Fair
                                     Cost        Gains        Losses       Value
                                  ---------   ----------   ----------   -----------
Securities Available for Sale

Debt securities:
  U.S. Agency                      $ 3,277      $    79      $    --      $ 3,356
  State and municipal                  110            4           --          114
  Mortgage-backed                    2,235           44           --        2,279
                                   -------      -------      -------      -------

    Total debt securities            5,622          127           --        5,749

Marketable equity securities             4          334           --          338
                                   -------      -------      -------      -------

                                   $ 5,626      $   461      $    --      $ 6,087
                                   =======      =======      =======      =======

                                                 December 31, 1999
                                  -------------------------------------------------
                                                 Gross        Gross     Approximate
                                  Amortized   Unrealized   Unrealized      Fair
                                     Cost        Gains        Losses       Value
                                  ---------   ----------   ----------   -----------
Securities Available for Sale

Debt securities:
  State and municipal              $   145      $     3      $    --      $   148
  Mortgage-backed                   16,453            2          557       15,898
                                   -------      -------      -------      -------

    Total debt securities           16,598            5          557       16,046

Marketable equity securities             4          227           --          231
                                   -------      -------      -------      -------

                                   $16,602      $   232      $   557      $16,277
                                   =======      =======      =======      =======

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

2. Investment Securities (continued)

                                                   December 31, 2000
                                     -----------------------------------------------
                                                   Gross       Gross     Approximate
                                     Amortized   Unrealized  Unrealized      Fair
                                       Cost        Gains       Losses       Value
                                     ---------  -----------  ----------  -----------
Securities to Be Held to Maturity

Debt securities:
  U.S. Agency                          $2,991      $   26      $   --      $3,017
  Mortgage-backed                       2,656          14          --       2,670
                                       ------      ------      ------      ------

                                       $5,647      $   40      $   --      $5,687
                                       ======      ======      ======      ======

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2000 follows (dollars in thousands):

                                       Available for Sale       Held to Maturity
                                      --------------------    --------------------
                                      Amortized       Fair    Amortized      Fair
                                         Cost        Value       Cost        Value
                                      --------      ------    --------      ------
Within one year                         $   35      $   35      $1,000      $1,000
Over one year through five years         2,410       2,452       1,991       2,017
After five years through ten years         942         983          --          --
                                        ------      ------      ------      ------

                                         3,387       3,470       2,991       3,017
Mortgage-backed securities               2,235       2,279       2,656       2,670
                                        ------      ------      ------      ------

                                        $5,622      $5,749      $5,647      $5,687
                                        ======      ======      ======      ======

None of the Bank's investment securities were pledged at December 31, 2000 or 1999.

For the years ended December 31, 2000, 1999, and 1998, proceeds from sales of securities available for sale amounted to $15,201,000, $1,868,000, and $225,000, respectively. Gross realized gains amounted to $0, $126,000, and $30,000, respectively. Gross realized losses amounted to $864,000, $50,000, and $0, respectively. The tax provision (benefit) applicable to these net realized gains and losses amounted to $(294,000), $26,000, and $10,000, respectively.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

2. Investment Securities (continued)

During the year ended December 31, 1999, the Bank adopted the provisions of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In connection with the adoption, the Bank transferred all of its investment securities classified as held-to-maturity to the available-for-sale category. At the date of transfer, the securities transferred had an amortized cost of $9,412,000, a fair value of $9,254,000, and an unrealized loss of $158,000. The transfer was made to increase the ability of the Bank to manage its investments securities portfolio in order to achieve its asset/liability management goals. The adoption of FASB Statement No. 133 did not affect any other accounting policies of the Bank.

3. Loans and Allowance for Loan Losses

A summary of the balances of loans follows (dollars in thousands):

                                                              December 31,
                                                          2000            1999
                                                         -------         -------

Mortgage loans on real estate:
  Residential 1-4 family                                 $14,785         $12,196
  Commercial                                               1,909           3,582
  Construction                                             1,761           2,344
                                                         -------         -------

                                                          18,455          18,122
Commercial loans                                             409             413
Consumer loans                                             4,032           4,353
                                                         -------         -------

                                                          22,896          22,888
Less:
  Allowance for loan losses                                  228             199
  Unadvanced loan funds                                      446             954
  Net deferred loan fees                                      42              42
                                                         -------         -------

                                                         $22,180         $21,693
                                                         =======         =======

At December 31, 2000 and 1999, the Bank's loans secured by 1-4 family residences were pledged as collateral for advances received from the Federal Home Loan Bank (see note 8).

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

3. Loans and Allowance for Loan Losses (continued)

An analysis of the allowance for loan losses follows (dollars in thousands):

                                                      Years Ended December 31,
                                                      2000       1999       1998
                                                     -----      -----      -----

Balance at beginning of year                         $ 199      $ 181      $ 157
Provision for loan losses                               34         --         --
Loans charged off                                       (5)       (12)        --
Recoveries of loans previously charged off              --         30         24
                                                     -----      -----      -----

Balance at end of year                               $ 228      $ 199      $ 181
                                                     =====      =====      =====

At December 31, 2000 and 1999, the Bank did not have any loans classified as impaired nor any loans on which the accrual of interest has been discontinued.

4. Servicing

During the year ended December 31, 2000, the Bank sold its portfolio of servicing assets to an unrelated financial institution.

The unpaid principal balance of mortgage and other loans serviced for others was $5,278,000 at December 31, 1999.

The balance of capitalized servicing rights included in prepaid expenses and other assets at December 31, 1999 was $73,000. There was no valuation allowance related to this amount. The fair value of these rights approximates their book value, using fair value calculations with a discount rate of 8% and an estimated life of seven years.

There were no capitalized servicing rights for the year ended December 31, 2000. For the years ended December 31, 1999 and 1998, $43,000 and $42,000 of servicing rights were capitalized, respectively, and amortization was $10,000 and $2,000, respectively.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

5. Bank Premises and Equipment

Components of bank premises and equipment included in the consolidated balance sheets were as follows (dollars in thousands):

                                                               December 31,
                                                           2000            1999
                                                          ----------------------

Land                                                      $  307          $  336
Buildings                                                  1,079           1,072
Equipment and furniture                                      279             283
                                                          ------          ------

                                                           1,665           1,691
Less accumulated depreciation                                394             336
                                                          ------          ------

                                                          $1,271          $1,355
                                                          ======          ======

Depreciation expense for the years ended December 31, 2000, 1999, and 1998 amounted to $58,000, $65,000, and $52,000, respectively.

The Bank did not have any significant long-term lease obligations at December 31, 2000.

6. Foreclosed Assets

The Bank had no other real estate and $3,000 of other foreclosed assets at December 31, 2000. The Bank had no other real estate owned or other foreclosed assets at December 31, 1999.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

7. Deposits

The aggregate amount of certificates of deposit (CDs), each with a minimum denomination of $100,000, was $2,088,000 at December 31, 2000 ($2,899,000 in
1999).

At December 31, 2000 the scheduled maturities of CDs are as follows (dollars in thousands):

Year ending December 31,
      2001                                                         $14,931
      2002-2003                                                      5,009
      2004-2005                                                        478
                                                                   -------

                                                                   $20,418
                                                                   =======

8. Advances From Federal Home Loan Bank

Advances received from the Federal Home Loan Bank are at fixed interest rates that range from 5.03% to 5.05%. Advances are received pursuant to a collateral pledge and security agreements giving the Federal Home Loan Bank a security interest in the Bank's loans secured by 1-4 family residences.

At December 31, 2000, the scheduled repayments of principal due on outstanding advances are as follows (dollars in thousands):

Year ending December 31,
      2001                                                          $3,007
      2002                                                           2,063
      2003                                                             368
                                                                    ------

                                                                    $5,438
                                                                    ======

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

9. Federal Income Tax

The provision for federal income tax expense (benefit) consisted of the following (dollars in thousands):

                                                     Years Ended December 31,
                                                    2000        1999       1998
                                                   ----------------------------

Currently paid or payable (receivable)             $(159)      $  59      $  92
Deferred                                             (87)         12         (1)
                                                   -----       -----      -----

                                                   $(246)      $  71      $  91
                                                   =====       =====      =====

The provision for federal income tax expense (benefit) is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis (dollars in thousands):

                                                       Years Ended December 31,
                                                       2000      1999      1998
                                                      -------------------------

Tax expense (benefit) based on statutory rate         $(201)    $  81     $ 103
Effect of tax-exempt income                             (12)      (13)       (9)
Interest and other nondeductible expenses                 1         2         1
Other - net                                             (34)        1        (4)
                                                      -----     -----     -----

                                                      $(246)    $  71     $  91
                                                      =====     =====     =====

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

9. Federal Income Tax (continued)

The components of the deferred income tax asset (liability) included in other assets and liabilities were as follows (dollars in thousands):

                                                                December 31,
                                                              2000         1999
                                                             ------------------

Deferred tax assets related to:
  Allowance for loan losses                                  $ 102        $  91
  Loan origination fees and costs                               14           12
  Net unrealized depreciation on securities
    available for sale                                          --          111
                                                             -----        -----

                                                               116          214
Less valuation allowance                                        89           89
                                                             -----        -----

      Total deferred tax assets                                 27          125
                                                             -----        -----

Deferred tax liabilities related to:
  Depreciation                                                 (27)         (22)
  Cash method of accounting for tax purposes                   (95)         (79)
  Net unrealized appreciation on securities
    available for sale                                        (157)          --
  Other                                                        (31)         (11)
                                                             -----        -----

      Total deferred tax liabilities                          (310)        (112)
                                                             -----        -----

        Net deferred tax asset (liability)                   $(283)       $  13
                                                             =====        =====

The deferred tax asset related to the allowance for loan losses has been reduced by a valuation allowance as it has been determined it is more likely than not that a significant portion of this deferred tax asset will not be realized. This determination was made based on an analysis of the temporary differences relating to the allowance for loan losses and their expected reversal in future years.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

10. Off-Balance Sheet Activities

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit under mortgage and construction loan agreements and consumer lines of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

The following commitments to extend credit were outstanding (dollars in thousands):

                                                                December 31,
                                                            2000           1999
                                                           ---------------------

Real estate                                                $1,222         $2,449
Consumer                                                       31             49
                                                           ------         ------

                                                           $1,253         $2,498
                                                           ======         ======

Amounts expected to be sold in the
  secondary mortgage market                                $  713         $1,071
                                                           ======         ======


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is usually first-lien residential mortgage property.

The Bank did not have any letters of credit outstanding at December 31, 2000 and 1999.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

11. Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates (related parties) amounting to $327,000 at December 31, 2000 and $321,000 at December 31, 1999. During the year ended December 31, 2000, new loans were $12,000 and net principal payments were $6,000.

Deposits from related parties held by the Bank at December 31, 2000 amounted to $357,000 ($364,000 at December 31, 1999).

Amounts paid to related parties for products and services were $1,000, $19,000, and $4,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

12. Employee Benefits

The Bank has a 401(k) plan for the benefit of substantially all employees. The Bank's contribution is determined annually by the Board of Directors. The Bank contributed $10,000, $5,000, and $6,000 to the plan for the years ended December 31, 2000, 1999, and 1998, respectively.

The ESOP is a noncontributory retirement plan adopted by the Company effective September 25, 2000 which includes all employees who meet minimum eligibility requirements. The ESOP acquired 22,482 shares of the Company's common stock in the conversion at a price of $10 per share with proceeds of a loan from the Company in the amount of $224,820. The Bank intends to make annual cash contributions to the ESOP in an amount sufficient for the ESOP to make the scheduled payments under the note payable to the Company.

The note payable has a term of 10 years, bears interest at 6%, and requires a level annual payment of principal and interest of approximately $35,000. The note is secured by the shares of common stock held by the ESOP.

As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants based upon compensation. Compensation expense for the Bank is determined by multiplying the per share market price of the Company's stock at the time the shares are released by the number of shares to be released. The Bank recognized $29,000 in compensation expense in the year ended December 31, 2000 related to the ESOP, all of which reduced the cost of the unallocated ESOP shares.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

12. Employee Benefits (continued)

Since the ESOP borrowed directly from the Company, the note is not shown as an asset, but rather the cost of the unallocated shares is shown as a reduction in equity. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Any dividends that will be paid on unallocated ESOP shares will be reflected as a reduction of the note payable.

Shares released during the year ended December 31, 2000 totaled 2,574. Unallocated shares at December 31, 2000 totaled 19,908, with a market value of approximately $200,000.

13. Earnings Per Shares

Earnings per share (EPS) for the years ended December 31, 1999 and 1998 are not presented because no shares were issued or outstanding during those periods.

For the purposes of EPS calculations, shares issued in connection with the conversion and stock offering have been assumed to be outstanding at January 1, 2000. The Company had no potentially dilutive securities outstanding during the year ended December 31, 2000; therefore, diluted EPS is the same as basic EPS. For the year ended December 31, 2000, 258,556 weighted average shares were outstanding.

14. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

14. Minimum Regulatory Capital Requirements (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and Bank's actual capital amounts and ratios as of December 31, 2000, and the Bank's 1999 capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                            Minimum
                                                                                          to Be Well
                                                                 Minimum               Capitalized Under
                                                                 Capital               Prompt Corrective
                                      Actual                   Requirement             Action Provisions
                                -------------------        -------------------        -------------------
                                Amount       Ratio         Amount       Ratio         Amount       Ratio
                                ------       ------        ------       ------        ------       ------
December 31, 2000:
Total Capital to Risk-
Weighted Assets:
Consolidated                    $5,433         28.3%       $1,537          8.0%       $1,922         10.0%
Bank                            $4,326         22.8%       $1,520          8.0%       $1,900         10.0%

Tier 1 Capital to Risk-
Weighted Assets:
Consolidated                    $5,055         26.3%       $  769          4.0%       $1,153          6.0%
Bank                            $3,948         20.8%       $  760          4.0%       $1,140          6.0%

Tier 1 Capital to Average
Assets:
Consolidated                    $5,055         12.5%       $1,617          4.0%       $2,021          5.0%
Bank                            $3,948         10.0%       $1,573          4.0%       $1,966          5.0%

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

14.     Minimum Regulatory Capital Requirements (continued)

                                                                                            Minimum
                                                                                          to Be Well
                                                                 Minimum               Capitalized Under
                                                                 Capital               Prompt Corrective
                                      Actual                   Requirement             Action Provisions
                                -------------------        -------------------        -------------------
                                Amount       Ratio         Amount       Ratio         Amount       Ratio
                                ------       ------        ------       ------        ------       ------
December 31, 1999
(Bank only):
Total Capital to Risk-
Weighted Assets                 $3,412         15.9%       $1,715          8.0%       $2,143         10.0%

Tier 1 Capital to Risk-
Weighted Assets                 $3,214         15.0%       $  857          4.0%       $1,286          6.0%

Tier 1 Capital to Average
Assets                          $3,214          7.8%       $1,653          4.0%       $2,066          5.0%

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

15. Parent Company Only Condensed Financial Statements

Condensed balance sheet information of CBCT Bancshares, Inc. as of December 31, 2000 and the related statements of income and cash flows for the period then ended are as follows. CBCT Bancshares, Inc. did not have operations prior to its initial stock offering on September 25, 2000 (dollars in thousands):

                              CBCT Bancshares, Inc.
                                  Balance Sheet
                                December 31, 2000

                                     Assets

Cash                                                                    $ 1,107
Investment in subsidiary bank                                             1,108
                                                                        -------

                                                                        $ 2,215
                                                                        =======

                      Liabilities and Stockholders' Equity

Liabilities                                                             $    --
                                                                        -------

Stockholders' Equity
Preferred stock                                                              --
Common stock                                                                  3
Surplus                                                                   2,383
Retained earnings                                                            28
Unallocated ESOP shares                                                    (199)
                                                                        -------

      Total stockholders' equity                                          2,215
                                                                        -------

                                                                        $ 2,215
                                                                        =======

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

15. Parent Company Only Condensed Financial Statements (continued)

                              CBCT Bancshares, Inc.
                               Statement of Income
                     For the Period Ended December 31, 2000

Income:
   Equity in undistributed earnings of subsidiary                         $   8
   Interest and other income                                                 36
                                                                          -----

                                                                             44

Expenses                                                                     16
                                                                          -----

   Net income                                                             $  28
                                                                          =====

                              CBCT Bancshares, Inc.

                   Notes to Consolidated Financial Statements

15. Parent Company Only Condensed Financial Statements (continued)

                              CBCT Bancshares, Inc.
                             Statement of Cash Flows
                     For the Period Ended December 31, 2000

                           Increase (Decrease) in Cash

Cash Flows From Operating Activities
Net income                                                              $    28
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Equity in undistributed earnings of subsidiary                         (8)
                                                                        -------

         Net cash provided by operating activities                           20
                                                                        -------

Cash Flows From Investing Activities - capital
   contribution to subsidiary                                            (1,100)
                                                                        -------

Cash Flows From Financing Activities
Issuance of common stock                                                  2,612
Expenses of stock offering                                                 (425)
                                                                        -------

         Net cash provided by financing activities                        2,187
                                                                        -------

Increase in cash - cash at end of year                                  $ 1,107
                                                                        =======

                              CBCT BANCSHARES, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

      The Annual Meeting of Stockholders will be held at 9.00 a.m. Smithville, Texas time on April 25, 2001 at 312 Main Street, Smithville, Texas.

STOCK LISTING

      CBCT Bancshares, Inc. common stock is traded on the National Association of Securities Dealers, Inc. over-the-counter market system under the symbol "CBCB."

PRICE RANGE OF COMMON STOCK

      The following table sets forth, for the periods shown, the high and low prices of the common stock. The prices reflect inter-dealer quotations without retail markup, markdown or commissions, and do not necessarily represent actual transactions.

      No dividends have been paid to date by CBCT Bancshares, Inc. Dividend restrictions are described in the notes to consolidated financial statements included in this report.

                                          HIGH          LOW
                                          ----          ---
   September 30, 2000................    $10.88       $10.31
   December 31, 2000.................    $10.56       $10.00

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of CBCT Bancshares, Inc.'s common stock on March 26, 2001 was $10.35.

At March 26, 2001, there were 281,031 shares of CBCT Bancorp, Inc. common stock issued and outstanding and there were approximately 112 holders of record.

SHAREHOLDERS AND GENERAL INQUIRIES          TRANSFER AGENT

Brad M. Hurta                               Computershare Trust Company, Inc.,
CBCT Bancshares, Inc.                       Lakewood, Colorado
312 Main Street
Smithville, Texas  78957

ANNUAL AND OTHER REPORTS

      A copy of CBCT Bancshares, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2000 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Brad M. Hurta, President, CBCT Bancshares, Inc., 312 Main Street, Smithville, Texas, 78957.

                              CBCT BANCSHARES, INC.
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

         312 Main Street                    Telephone:        (512) 237-2482
         Smithville, Texas  78957           Fax:              (512) 237-2484

DIRECTORS OF THE BOARD

Mike C. Maney                               Brad M. Hurta
         Owner, Maney Tax Service              President, Community Bank

Gordon N. Fowler                            Georgina Chronis
         Owner/Operator, Diamond F Ranch       President
                                               Clara, Inc.
James A. Cowan
         Consultant                         Barry W. Hannath
                                               Rancher; Former President and CEO
Rodney E. Langer                               Hannath, Inc.
         Retired Captain, Delta Airlines

CBCT BANCSHARES, INC. EXECUTIVE OFFICERS

         Brad M. Hurta
         President

INDEPENDENT AUDITORS                            SPECIAL COUNSEL

Padgett, Stratemann & Co., L.L.P.               Silver, Freedman & Taff, L.L.P.
1635 N.E. Loop 410                              1100 New York Avenue, N.W.
Suite 700                                       Seventh Floor
San Antonio, Texas  78209-1684                  Washington, D.C. 20005