Form 10KSB40/A, Exhibit 13
period 2000-12-31
CBCT BANCSHARES INC
filed 2001-06-28
CIK 1108933

EXHIBIT 13


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


      During the year ended December 31, 2000, in order to improve our interest rate risk position, we sold most of our existing investment securities portfolio. Although the sale of this portfolio resulted in a loss, it did allow us to achieve our objective of significantly improving our one-year cumulative interest rate sensitivity gap, from a negative 46.03% at December 31, 1999 to a negative 37.10 % at December 31, 2000. It also increased our flexibility to invest in other assets, including investment securities and loans, at current yields and shorter terms to maturity. The reinvestment of the proceeds from the sale of the securities was used to purchase additional securities with cash flows and maturities that matched, to the extent possible, our FHLB advances. This was designed to allow us to lock in a positive spread for these assets for their duration.


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

                       PADGETT, STRATEMANN & CO., L.L.P.
                       ---------------------------------
                          Certified Public Accountants
                             and Business Advisors


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

/s/ Padgett, Stratemann & Co.

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